Brightcove Inc.

281 Summer Street

Boston, Massachusetts 02210

February 23, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Brightcove Inc. - Application for Withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-253462)

Reference is made to the Registration Statement on Form S-3ASR filed with the Securities and Exchange Commission (the “Commission”) by Brightcove Inc. (the “Registrant”), on February 24, 2021 (File No. 333-253462) (the “S-3ASR”), the Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-253462) filed with the Commission by the Registrant on February 18, 2022 (the “POSASR”) and the Post-Effective Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-253462) filed with the Commission by the Registrant on February 18, 2022 (the “POS AM” and, collectively with the S-3ASR and the POSASR, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the POS AM, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registrant has no plans to sell securities under the Registration Statement. As a result, the Registrant believes that the withdrawal of the POS AM is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The S-3ASR and the POSASR each became effective upon filing with the Commission pursuant to Rule 462(e) promulgated under the Securities Act. The POS AM has not been declared effective by the Commission. The Registrant confirms that it has not offered or sold any securities pursuant to the POS AM.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, notes that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the POSASR have been credited for future use.

Should you have any questions regarding the foregoing application for withdrawal of the POS AM or if withdrawal will not be granted, please contact Aaron Berman of Goodwin Procter LLP at (617) 570-1917.

Sincerely,

Brightcove Inc.

/s/ Marc DeBevoise
Marc DeBevoise
Chief Executive Officer

cc:	Joseph C. Theis

Goodwin Procter LLP

Aaron Berman

Goodwin Procter LLP

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